UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 8)

Under the Securities Exchange Act of 1934

Enstar Group Limited

(Name of Issuer)

Ordinary Shares, par value $1.00 per share

(Title of Class of Securities)

G3075 P101

(CUSIP Number)

Patrice Walch-Watson

Canada Pension Plan Investment Board

One Queen Street East, Suite 2500

Toronto, ON M5C 2W5 Canada

(416) 868-4075

R. Scott Lawrence

One Queen Street East, Suite 2500

Toronto, ON M5C 2W5 Canada

(416) 868-4075

John William (Bill) MacKenzie

One Queen Street East, Suite 2500

Toronto, ON M5C 2W5 Canada

(416) 868-4075

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 9, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. G3075 P101

1	Name of reporting person. Canada Pension Plan Investment Board
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or place of organization Canada
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,501,211 shares
	8	Shared voting power 0 shares
	9	Sole dispositive power 1,501,211 shares
	10	Shared dispositive power 0 shares
11

Aggregate amount beneficially owned by each reporting person

1,501,211 shares (excluding 741,735 shares held indirectly through CPPIB Epsilon Ontario Limited Partnership, 404,771 Series E non-voting convertible ordinary shares held directly by Canada Pension Plan Investment Board and 1,192,941 Series C non-voting convertible ordinary shares held directly by Canada Pension Plan Investment Board)

12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.4% (excluding 4.6% of the class held indirectly through CPPIB Epsilon Ontario Limited Partnership)(1)
14	Type of reporting person (see instructions) CO

(1)	Calculated based on the 15,990,857 Ordinary Shares outstanding as of November 1, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022, filed on November 3, 2022.

CUSIP No. G3075 P101

1	Name of reporting person. CPPIB Epsilon Ontario Limited Partnership
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or place of organization Canada
Number of shares beneficially owned by each reporting person with	7	Sole voting power 741,735 shares(2)
	8	Shared voting power 0 shares
	9	Sole dispositive power 741,735 shares(2)
	10	Shared dispositive power 0 shares
11	Aggregate amount beneficially owned by each reporting person 741,735 shares(2)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.6%(2)(3)
14	Type of reporting person (see instructions) PN

(2)	Represents Ordinary Shares directly held by CPPIB Epsilon Ontario Limited Partnership, over which CPPIB Epsilon Ontario Trust, as general partner, holds all voting and disposition rights.
(3)	Calculated based on the 15,990,857 Ordinary Shares outstanding as of November 1, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022, filed on November 3, 2022.

CUSIP No. G3075 P101

1	Name of reporting person. CPPIB Epsilon Ontario Trust
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or place of organization Canada
Number of shares beneficially owned by each reporting person with	7	Sole voting power 741,735 shares(4)
	8	Shared voting power 0 shares
	9	Sole dispositive power 741,735 shares(4)
	10	Shared dispositive power 0 shares
11	Aggregate amount beneficially owned by each reporting person 741,735 shares(4)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.6%(4)(5)
14	Type of reporting person (see instructions) OO

(4)	Represents Ordinary Shares directly held by CPPIB Epsilon Ontario Limited Partnership, over which CPPIB Epsilon Ontario Trust, as general partner, holds all voting and disposition rights.
(5)	Calculated based on the 15,990,857 Ordinary Shares outstanding as of November 1, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022, filed on November 3, 2022.

CUSIP No. G3075 P101

1	Name of reporting person. R. Scott Lawrence
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or place of organization Canada
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0 shares
	8	Shared voting power 741,735 shares(6)
	9	Sole dispositive power 0 shares
	10	Shared dispositive power 741,735 shares(6)
11	Aggregate amount beneficially owned by each reporting person 741,735 shares(6)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.6%(6)(7)
14	Type of reporting person (see instructions) IN

(6)	Represents Ordinary Shares directly held by CPPIB Epsilon Ontario Limited Partnership, over which CPPIB Epsilon Ontario Trust, as general partner, holds all voting and disposition rights.
(7)	Calculated based on the 15,990,857 Ordinary Shares outstanding as of November 1, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022, filed on November 3, 2022.

CUSIP No. G3075 P101

1	Name of reporting person. John William (Bill) MacKenzie
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or place of organization Canada
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0 shares
	8	Shared voting power 741,735 shares(8)
	9	Sole dispositive power 0 shares
	10	Shared dispositive power 741,735 shares(8)
11	Aggregate amount beneficially owned by each reporting person 741,735 shares(8)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.6%(8)(9)
14	Type of reporting person (see instructions) IN

(8)	Represents Ordinary Shares directly held by CPPIB Epsilon Ontario Limited Partnership, over which CPPIB Epsilon Ontario Trust, as general partner, holds all voting and disposition rights.
(9)	Calculated based on the 15,990,857 Ordinary Shares outstanding as of November 1, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022, filed on November 3, 2022.

Explanatory Note

This Amendment No. 8 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission on June 3, 2015, as amended on August 28, 2015, March 4, 2016, May 16, 2016, September 15, 2016, November 23, 2016, April 20, 2018 and June 15, 2018 (as so amended, the “Original Schedule 13D”) to provide updating information. This Amendment is being filed on behalf of Canada Pension Plan Investment Board (“CPPIB”), CPPIB Epsilon Ontario Limited Partnership (the “Partnership”), the CPPIB Epsilon Ontario Trust (the “Trust”), R. Scott Lawrence and John William (Bill) MacKenzie (together, the “Reporting Persons”) identified on the cover pages of this Amendment. The reason for this Amendment is that Mr. Poul Winslow no longer serves as a trustee of CPPIB Epsilon Ontario Trust and therefore no longer beneficially owns any Ordinary Shares, and as of January 9, 2023, Mr. Winslow was replaced as trustee by Mr. John William (Bill) MacKenzie.

Information reported in the Original Schedule 13D remains in effect except to the extent that it is amended or superseded by information contained in this Amendment.

Item 2.	Identity and Background

Item 2 is hereby amended and restated in its entirety as follows, and Schedule 1 of the Original Schedule 13D is hereby amended and replaced with Schedule 1 attached hereto:

(a) This Statement is filed by the Reporting Persons.

All disclosures herein with respect to the Reporting Persons are made only by the Reporting Persons. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) The business address of CPPIB is One Queen Street East, Suite 2500, Toronto, ON M5C 2W5 Canada. The business address of the Partnership is One Queen Street East, Suite 2500, Toronto, ON M5C 2W5 Canada. The business address of the Trust is One Queen Street East, Suite 2500, Toronto, ON M5C 2W5 Canada. The business address of R. Scott Lawrence is One Queen Street East, Suite 2500, Toronto, ON M5C 2W5 Canada. The business address of John William (Bill) MacKenzie is One Queen Street East, Suite 2500, Toronto, ON M5C 2W5 Canada.

(c) The principal business of CPPIB is investing the Canada Pension Plan fund. The principal business of the Partnership is investment in the 741,735 Ordinary Shares purchased by CPPIB. The principal business of the Trust is investment in the 741,735 Ordinary Shares purchased by CPPIB. The principal occupation of R. Scott Lawrence is as Managing Director, Head of Infrastructure of CPPIB. The principal occupation of John William (Bill) MacKenzie is as Managing Director, Head of Active Equities North America of CPPIB.

(d) The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Both R. Scott Lawrence and John William (Bill) MacKenzie are citizens of Canada.

In accordance with the provisions of General Instruction C to Schedule 13D, with respect to each Reporting Person, information concerning the name, business address, principal occupation and citizenship of its general partners, executive officers and board of directors and each person controlling such Reporting Person (collectively, the “Covered Persons”), required by Item 2 of Schedule 13D, is provided on Schedule 1 and is incorporated by reference herein. To the Reporting Persons’ knowledge, none of the Covered Persons listed on Schedule 1 has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and restated in its entirety as follows:

(a)-(b) The aggregate number and percentage of Ordinary Shares beneficially owned by the Reporting Persons are as follows:

(a)	Amount beneficially owned:

1,501,211 shares held directly by CPPIB representing 9.4% of the class of shares (excluding 741,735 shares held indirectly through the Partnership, 404,771 Series E non-voting convertible ordinary shares held directly by CPPIB and 1,192,941 Series C non-voting convertible ordinary shares held directly by CPPIB)

741,735 shares held directly by the Partnership representing 4.6% of the class of shares

741,735 shares held indirectly by the Trust as general partner to the Partnership representing 4.6% of the class of shares

741,735 shares held indirectly by R. Scott Lawrence as trustee to the Trust representing 4.6% of the class of shares

741,735 shares held indirectly by John William (Bill) MacKenzie as trustee to the Trust representing 4.6% of the class of shares

(b)	Number of shares to which the Reporting Persons has:

i. Sole power to vote or to direct the vote:

1,501,211 shares held directly by CPPIB

741,735 shares held directly by the Partnership

741,735 shares held indirectly by the Trust as general partner to the Partnership

ii. Shared power to vote or to direct the vote: 741,735 shares held indirectly by R. Scott Lawrence and John William (Bill) MacKenzie as trustees to the Trust

iii. Sole power to dispose or to direct the disposition of:

1,501,211 shares held directly by CPPIB

741,735 shares held directly by the Partnership

741,735 shares held indirectly by the Trust as general partner to the Partnership

iv. Shared power to dispose or to direct the disposition of: 741,735 shares held indirectly by R. Scott Lawrence and John William (Bill) MacKenzie as trustees to the Trust

The percentages of beneficial ownership in this Schedule 13D are based on an aggregate of 15,990,857 Ordinary Shares outstanding as of November 1, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022, filed on November 3, 2022.

(c)	Except as described elsewhere in this Schedule 13D, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Persons has effected any transactions in the Ordinary Shares during the past 60 days.

(d)	None.

(e)	Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 9, 2023
Date

CANADA PENSION PLAN INVESTMENT BOARD

/s/ Patrice Walch-Watson
Signature

Patrice Walch-Watson, Senior Managing Director, General Counsel & Corporate Secretary
Name/Title

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 9, 2023
Date

CPPIB EPSILON ONTARIO LIMITED PARTNERSHIP

/s/ John William (Bill) MacKenzie
Signature

John William (Bill) MacKenzie, Trustee of CPPIB Epsilon Ontario Trust (the General Partner)
Name/Title

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 9, 2023
Date

CPPIB EPSILON ONTARIO TRUST

/s/ John William (Bill) MacKenzie
Signature

John William (Bill) MacKenzie, Trustee
Name/Title

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 9, 2023
Date

R. SCOTT LAWRENCE

/s/ R. Scott Lawrence
Signature

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 9, 2023
Date

JOHN WILLIAM (BILL) MACKENZIE

/s/ John William (Bill) MacKenzie
Signature

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)

Schedule 1

The following sets forth the name, business address, and present principal occupation and citizenship of each manager, executive officer and controlling person of CPPIB and the Partnership.

Directors of CPPIB

Heather Munroe-Blum
c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: Corporate Director
Citizenship: Canada

Judith Athaide
c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: Corporate Executive, The Cogent Group Inc.
Citizenship: Canada

Sylvia Chrominska
c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: Corporate Director
Citizenship: Canada

Dean Connor
c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: Corporate Director
Citizenship: Canada

William ‘Mark’ Evans
c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: Corporate Director
Citizenship: Canada

Ashleigh Everett
c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: Corporate Executive, Royal Canadian Securities Limited
Citizenship: Canada

Tahira Hassan
c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: Corporate Director
Citizenship: Canada, Pakistan

John Montalbano
c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: Corporate Director
Citizenship: Canada

Barry Perry
c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: Corporate Director
Citizenship: Canada

Mary Phibbs
c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: Corporate Director
Citizenship: Great Britain, Australia

Boon Sim
c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: Corporate Director
Citizenship: United States

Kathleen Taylor
c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: Corporate Director
Citizenship: Canada

Executive Officers of CPPIB

John Graham
c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: President and Chief Executive Officer
Citizenship: Canada

Maximilian Biagosch
c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: Senior Managing Director, Europe Regional Head & Head of Direct Private Equity
Citizenship: Germany

Edwin D. Cass
c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: Senior Managing Director & Chief Investment Officer
Citizenship: Canada

Andrew Edgell
c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: Senior Managing Director & Global Head of Credit Investments
Citizenship: Canada

Kristina Fanjoy
c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: Senior Managing Director & Chief Financial Officer
Citizenship: Canada

Frank Ieraci
c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: Senior Managing Director & Global Head of Active Equities
Citizenship: Canada

Suyi Kim
c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: Senior Managing Director & Global Head of Private Equity
Citizenship: South Korea

Michel Leduc
c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: Senior Managing Director & Global Head of Public Affairs and Communications
Citizenship: Canada

Geoffrey Rubin
c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: Senior Managing Director & Chief Investment Strategist
Citizenship: United States

Priti Singh
c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: Senior Managing Director & Global Head of Capital Markets and Factor Investing
Citizenship: Canada

Mary Sullivan
c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: Senior Managing Director & Chief Talent Officer
Citizenship: Canada

Agus Tandiono
c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: Senior Managing Director, Asia Regional Head & Head of Fundamental Equities Asia
Citizenship: Indonesia

Patrice Walch-Watson
c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: Senior Managing Director, General Counsel & Corporate Secretary
Citizenship: Canada

General Partners of the Partnership

R. Scott Lawrence
c/o CPPIB Epsilon Ontario Trust, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: Trustee
Citizenship: Canada

John William (Bill) MacKenzie
c/o CPPIB Epsilon Ontario Trust, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: Trustee
Citizenship: Canada

Trustees of the Trust

R. Scott Lawrence
c/o CPPIB Epsilon Ontario Trust, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: Trustee
Citizenship: Canada

John William (Bill) MacKenzie
c/o CPPIB Epsilon Ontario Trust, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: Trustee
Citizenship: Canada